Exhibit 3.2


                                    AMENDMENT

                                       TO

                                     BYLAWS

                                       OF

                                  VIZACOM INC.


                  On June 26, 2002, by unanimous written consent of the Board of Directors (the "Board') of Vizacom Inc. (the "Company"), the Board adopted resolutions providing for the following amendments to Section 9 of Article II and Section 1 of Article III of the By-Laws of the Company;

                  Section 9 of Article II of the Company's By-Laws, as amended, is amended and restated in its entirety as follows:

                  "When a quorum is present at any meeting, in all matters other than the election of directors, the vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote on the matter, shall decide any matter brought before such meeting, unless the matter is one upon which by express provision of the statutes, the certificate of incorporation or by-laws, a different vote is required in which case such express provision shall govern and control the decision of such matter."

                  Section 1 of Article III of the Corporation's Bylaws, as amended, is amended by adding the following sentence at the end of such
         Section 1:

                  "The number of directors which shall constitute the whole board may be fixed from time to time by action of the board of directors."